July 17, 2008

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jupitermedia Corporation

Form 10-K

Filed April 4, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2008

File No. 000-26393

Dear Mr. Owings:

Thank you for your letter dated June 25, 2008 setting forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10–K for the year ended December 31, 2007 (the “2007 Form 10-K”)and the Definitive Proxy Statement on Schedule 14A filed April 29, 2008 (the “Proxy Statement”) of Jupitermedia Corporation (the “Company”).

We have set forth below each of the staff’s comments in bold followed by our responses. In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Cover Page

1.	Please replace the SEC file number you have identified on the Form 10-K with the file number indicated above.

RESPONSE:

We have noted that our correct file number is “File No. 000-26393” and have used this file number in our other filings with the Commission such as the Company’s Current Reports on Form 8-K filed with the SEC on May 12, 2008, June 9, 2008, June 24, 2008 and July 2, 2008 and the Company’s Quarterly Report on Form 10–Q which was filed with the SEC on May 12, 2008. We will make this correction in our future Annual Reports filed on Form 10-K beginning with the Form 10-K for the year ended December 31, 2008.

Business, page 1

2.	We note the disclosure of your major business divisions and the various products and services whereby you derive a diverse stream of revenue. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services which accounted for 10% or more of consolidated revenue in any of the last three fiscal years. See Item 101(c)(l)(i) of Regulation S-K. Also, please revise the notes to your financial statements to provide the enterprise-wide disclosures required regarding products and services required by paragraph 37 of SFAS 131.

RESPONSE:

The information regarding our two business segments, the Online images and Online media segments, provided on page 2 of the 2007 Form 10-K is meant to provide the user of our financial statements an understanding of the linkage between our segments and the Web sites which represent our method of delivering certain of our products to our customers. We believe that, consistent with SFAS 131 paragraph 37, we are reporting revenues from external customers for similar products and services based on the financial information used to produce our general-purpose financial statements and these disclosures are found in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“Item 7”), of the 2007 Form 10-K. While our existing disclosure in our 2007 Form 10-K provides significant descriptive information regarding our product lines, we recognize that a segment-based tabular format for both the Online images and Online media segments would enhance clarity for the financial statement users. In our future Form 10-K filings, we will update the disclosure in Item 7 to enhance the Online images segment disclosure (found on page 26 of the 2007 Form 10-K) to separately disclose Distributors, which represented approximately $23.0 million in revenue for the year ended December 31, 2007, and revise the current line labeled “Distributors, licensing and other” to read “Licensing, Music and Other” (total revenue for the year ended December 31, 2007 for this category was $4.1 million). Similarly, we will add a table in the Online media segment revenue disclosure (on page 27 of the 2007 Form 10-K) in our future Form 10-K filings with the following data and include 2008 at that point:

Online media revenue
($ in thousands)	2006	2007
Advertising	$30,888	$26,265
Other	—	5,165

Total Online media	$30,888	$31,430

The “Other” category includes the revenue generating activities of our Events business, which had approximately $1.6 million in revenue for the year ended December 31, 2007 and Mediabistro’s revenue producing activities which accounted for $3.6 million in revenue for the year ended December 31, 2007. We will review the revenue generating activities within Mediabistro at the end of 2008 and separately disclose online job postings and/or online/in-person training businesses, if required.

Also, in order to minimize the redundancy of information, we will add a cross-reference in our future Form 10-K filings under the description of the Online images and Online media segments in Item 1, Business, to the page numbers where our segment revenue disclosure can be found.

3.	To the extent that (1) there are any risks attendant to your foreign operations or (2) one or more of your segments is dependent upon your foreign operations, please disclose this information if material to an understanding of your business. See Item 101(d)(3) of Regulation S-K.

RESPONSE:

In reviewing the Company’s risk disclosures relative to Item 1A, Risk Factors, beginning on page 9 of our 2007 Form 10-K, we do not believe there are any incremental material risks associated with our foreign operations from a revenue perspective. Further, in evaluating the risk associated with the foreign entities from a segment viewpoint, the Online media segment revenue generation is almost entirely based on United States activities. While the Online images segment has more dispersion across non-United States entities, no individual country represented 10% or more of the total revenue generation for the Online images segment for the year ended December 31, 2007.

Geographical Financial Information, page 5

4.	Under the heading “Geographical Financial Information,” we note that you do not disclose revenues by geographic area and instead disclose the percentage of total revenues attributable to such geographic areas. We also note that in Note 7 to the financials, you disclose revenues by geographic area. Please include the revenues by geographic area in Item 1 or provide a cross-reference to such information in your financial statements. See Items 10l(d)(1)(i) and 101(d)(2) of Regulation S-K.

RESPONSE:

In our future Form 10-K filings, under the heading “Geographical Financial Information,” the Company will add the dollar value of revenue generated by each of the disclosed countries as well as the “Other International” total.

Intellectual Property, page 6

5.	To the extent material to an understanding of your business taken as a whole, please disclose the importance to each segment and the duration and effect of all patents, trademarks, licenses, franchises and concessions held. See Items 101(c)(1) and 101(c)(1)(iv) of Regulation S-K.

RESPONSE:

As stated on pages 6 and 13 of our 2007 Form 10-K, trademarks, copyrights, trade secrets and other proprietary rights are important to the success and competitive position of both the Online images and Online media segments of the Company. No particular intellectual property right is individually material to the Company, but loss of the intellectual property in the aggregate could have a material negative impact on results and operations.

In our future Form 10-K filings, we will expand our discussion of intellectual property to include:

Patents: The Company owns no patents or patent applications.

Trademarks: The Company owns a large number of trademarks and service marks in approximately fifty countries. Trademark rights are perpetual once applications mature into registrations, for so long as statutory filings and renewals are timely made and local use requirements are met. The Company’s trademark portfolio supports the Company’s claim to the exclusive right to use the registered marks for the goods and services listed in the applicable jurisdictions. This helps the Company in marketing its goods and services, building goodwill among customers and preventing infringement of its marks by third parties that would dilute the value of these marks.

The primary mark used in the Online images segment is Jupiterimages, and secondary marks include, among others, BananaStock, Workbook Stock, Brand X Pictures, FoodPix, Botanica, Nonstock, The Beauty Archive, IFA Bilderteam, Comstock Images, Creatas Images, PictureQuest, Liquid Library, Thinkstock Images, Thinkstock Footage, Bigshot Media, Goodshoot, Polka Dot Images, Stock Image, Pixland, Photos.com, Ablestock.com, PhotoObjects.net, Clipart.com, AnimationFactory.com, JupiterGreetings.com, RoyaltyFreeMusic.com, StudioCutz.com, eStockMusic.com and Stockxpert.com.

The primary marks used in the Online media segment are Internet.com, Jupitermedia, EarthWeb.com, DevX.com, Mediabistro.com and Graphics.com, and secondary marks include, among others, Internetnews.com, TheCounter.com and Avantguild.com.

Copyrights: The Company owns numerous copyright registrations pertaining to the business, particularly images that the Company licenses through its Online images segment. These licenses typically are either for a set term or are coterminous with the underlying copyrights and permit the Company to sublicense the public display/ performance/ distribution rights to its customers.

Licenses: The Company licenses various images and music, which it provides to customers through its Web sites, direct sales force and third-party relationships.

Franchises and Concessions: The Company is not involved in any franchises or concessions.

Seasonality and Cyclicality, page 7

6.	To the extent material to an understanding of your business taken as a whole, please disclose the extent to which the business of each segment is or may be seasonal. See Items 101(c)(1) and 101(c)(1)(v) of Regulation S-K.

RESPONSE:

In our future Form 10-K filings, the Company will enhance our disclosure to include the fact that the Online images business is not materially impacted by seasonality.

Risk Factors, page 9

7.	At the top of page 17, you indicate that your advertising is sold “on a cost-per-impression-basis” and “on certain cost-per-action models.” Please describe these pricing models in sufficient detail so that investors can understand the various pricing models and understand how you generate advertising revenue.

RESPONSE:

In our future Form 10-K filings we will expand the disclosure under the risk factor, “If we are unable to adapt to the relatively new and rapidly changing Internet advertising environment, we may be unable to attract advertisers to our networks and our revenues could suffer” to describe the “cost-per-impression-basis” and “certain cost-per-action models” as follows:

In addition, several pricing models have emerged for selling advertising on the Internet. A majority of our advertising is sold on a cost-per-impression basis in which we are paid for every advertising impression that we display. We also offer advertising based on certain cost-per-action models in which we are paid only when a specific event occurs, such as a Web site visitor downloading a computer file or a Web site visitor requesting information on a product.

Properties, page 19

8.	We note that, excluding month-to-month and 90 days notice leases, you have 23 leases totaling approximately 140,000 square feet. Ten of the 23 leases totaling approximately

52,000 square feet expire in 2008, which represents 37% of your leased space and 27% of your total square footage including owner occupied space. An additional four leases totaling approximately 17,000 square feet expire in 2009. Together with the leases expiring in 2008, this represents nearly 50% of your leased space and 35% of your total square footage including owner occupied space. If material to investors, please disclose whether you will be able to renew the expiring leases on comparable terms or, if not, if suitable replacement space is available on comparable terms.

RESPONSE:

Of the 10 leases comprising approximately 52,000 square feet of leased space that expire in 2008, we do not expect to renew at least three of the leases amounting to 6,600 square feet of space. This is part of our ongoing efforts to streamline our operations. Of the remainder, 34,500 square feet of leased space does not come up for renewal until October 2008 or later in 2008. As such, as of the filing of our 2007 Form 10-K, we had not yet begun discussions about renewals for this 34,500 square feet of leased space. However, based on our general limited knowledge of commercial real estate in the locations where we conduct our business, nothing has caused us to believe that there will be any material change in the terms of these leases or that we would not be able to find suitable replacement properties at a substantially similar cost. Similarly, of the remaining 10,900 square feet of leased space coming up for renewal in May, July and August 2008, based on our initial discussions with our landlords as of the filing of our 2007 Form 10-K, nothing has caused us to believe that there will be any material change in the terms of these leases.

Of the four leases comprising 17,000 square feet of leased space that expire in 2009, as of the filing of our 2007 Form 10-K, we had not yet begun discussions about renewals for this space. However, based on our general limited knowledge of commercial real estate in the locations where we conduct our business, nothing has caused us to believe that there will be any material change in the terms of these leases or that we would not be able to find suitable replacement properties at a substantially similar cost.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

General

9.	Please discuss any known trends in your MD&A. Although not intended to be an exhaustive list, we note under the heading “Results of Operations” that:

•	The number of advertisers in your Online media segment has declined over the last three years as has the average revenue per advertiser.

•	In both of your segments, the cost of revenue as a percentage of revenue increased from 2005 to 2007.

•

The single largest component of your total revenues for the last three years appears to be from sales of single images and CD-ROMs in your Online images segment. However, year over year growth for this component decreased slightly in 2007 as compared to double digit growth in 2006.

If meaningful to an understanding of your financial performance and results of operations, discuss whether you expect any of these or other trends will have, or are reasonably likely to have, a material impact on revenues or income from continuing operations. Please also consider if there are any known trends impacting your liquidity or capital resources. See Item 303(a) of Regulation S-K.

RESPONSE:

In our future Form 10-K filings, we will amend our disclosure to include specific information such as what is described below:

•	The number of advertisers in your Online media segment has declined over the last three years as has the average revenue per advertiser.

The majority of the decrease in the number of advertisers was from 2005 to 2006, which was attributable to the sale of the ClickZ.com network of Web sites in August 2005. While revenues and average revenue per advertiser will fluctuate for a variety of reasons, including general economic conditions, the mix of companies advertising and the timing of product launches for certain technology companies, our average revenue per advertiser actually increased from 2005 to 2007.

•	In both of your segments, the cost of revenue as a percentage of revenue increased from 2005 to 2007.

Our cost of revenues for Online images increased as a percentage of revenue from 2005 to 2007 partially due to the acquisition of businesses that derive a significant portion of their revenues from third party image suppliers and, therefore, incur higher commission expense. We have also increased employee related costs due primarily to increases in technology and production personnel. In addition, stock based compensation is included in cost of revenues for 2006 and 2007.

Our cost of revenues for Online media increased as a percentage of revenue from 2005 to 2007 due primarily to a reduction in advertising revenues due to a decline in advertising spending by technology companies and an increase in costs associated with events held in 2007. Also, stock based compensation is included in cost of revenues for 2006 and 2007.

•

The single largest component of your total revenues for the last three years appears to be from sales of single images and CD-ROMs in your online images segment. However, year over year growth for this component decreased slightly in 2007 as compared to double digit growth in 2006.

Our revenue for single images and CD-ROMs increased significantly from 2005 to 2006 due to the full year impact in 2006 of our acquisitions of Dynamic Graphics Group, Goodshoot, PictureArts and Bananastock in 2005, and Stock Image in 2006. Revenue in this category was essentially unchanged from 2006 to 2007 with a decrease of 0.8%.

If meaningful to an understanding of your financial performance and results of operations, discuss whether you expect any of these or other trends will have, or are reasonably likely to have, a material impact on revenues or income from continuing operations. Please also consider if there are any known trends impacting your liquidity or capital resources. See Item 303(a) of Regulation S-K

As most of the changes are related to acquisitions, we do not believe that these constitute trends that will have a material impact on revenues or income from continuing operations or that will affect our liquidity or capital resources.

Overview, page 24

10.	Please expand your discussion and analysis to include economic and industry-wide factors relevant to your operations such as the competition for online advertising as well as how recent trends will be influenced by the changes in consumer spending patterns resulting from current economic difficulties. In this regard, please specifically identify, discuss and analyze with more insight the short and long-term impact you expect in future periods from recent negative economic trends on your operations. Refer to Item 303(a)(3) of Regulation S-K.

RESPONSE:

As discussed in our response to Comment 9 above, and as disclosed in Item 7 in our 2007 Form 10-K under the heading “Results of Operations—Online Media”, we experienced a decrease in revenues during the year ended December 31, 2006 due to the sale of the ClickZ.com network of Web sites on August, 5, 2005. In that same section of our 2007 Form 10-K, we also disclosed that we experienced a reduction of advertising revenues in 2007 due to a decline in advertising spending by technology companies. As also mentioned in our response to Comment 9 above, revenues and average revenue per advertiser will fluctuate for a variety of reasons, including general economic conditions, the mix of companies advertising and the timing of product launches for certain technology companies.

Off-Balance Sheet Arrangements and Contractual Obligations, page 33

11.	We note your disclosure in Note 10 that you incurred interest expense of $7.1 million in fiscal 2007. Please expand your disclosure relating to interest expense to provide an estimated range you anticipate for annual interest expense for the periods presented. Disclose any assumptions used to arrive at the estimated amounts based on variable rates.

RESPONSE:

In July 2007, we refinanced our credit agreement with JP Morgan Chase and entered into a new credit agreement (the “Credit Agreement”) with a syndicate of banks led by Key Bank National Association. Given prevailing market rates, the Company has experienced a decline of approximately 1% - 2% in our effective annual interest rate resulting in a reduction in interest expense. Our current expected outstanding debt range is between $70.9 - $83.3 million for the period December 31, 2008 through December 31,2012. As part of the Credit Agreement, we executed a derivative interest rate swap on $50.0 million of our overall $75.0 million of new term loan debt, which allowed us to swap our floating interest rate based on the three month LIBOR interest rate for a fixed rate of 5.58%. We estimate annual fixed rate interest expense to be in the range of $2.7 - $2.8 million related to the interest rate swap. The remaining debt amount that is not covered by the interest rate swap is subject to a variable interest rate and we estimate the annual rate range will be between 6.0% and 7.6%, or $1.7 - $2.5 million in interest expense. We estimate the amount of outstanding debt subject to variable rates to range from $33.8 million in 2008 down to $23.1 million at the end of 2012. Accordingly, we estimate our total annual interest expense to be in the range of $4.4 - $5.3 million for each of the years ending December 31, 2008 through 2012. Other assumptions include the reductions in the carrying value of our debt based on the minimum required annual principal payments under the Credit Agreement, which may or may not reflect future events.

Critical Accounting Policies, page 35

12.	We note your discussion here for a couple of key areas such as revenue recognition duplicates your disclosures in Note 2—Basis of Presentation and Summary of Significant Accounting Policies. Please revise your disclosures with respect to revenue recognition for online images and online media and those in other areas in an attempt to remove the duplications and expand your discussion to disclose and quantify, where applicable, the actual dollar amount of each significant estimate for each period presented and also disclose the assumptions used to determine these estimates. Please be sure that your discussion includes the factors you use to arrive at each estimate, why your estimates are difficult to measure and how accurate each estimate and assumption has been based on historical experience. Your revised discussion should indicate how sensitive each estimate and assumption is to change, and based on other outcomes that are reasonably likely to occur and the impact these potential changes could have on your results of operations. In addition, please identify those critical accounting estimates that have not had a significant effect on your financial condition and operating results in the past, but are reasonably likely to change and have a significant effect on your operating results in future periods. For further guidance, please refer to Section V of SEC Release No. 33-8350.

RESPONSE:

After careful review of Section V of SEC Release No. 33-8350, we will update our Critical Accounting Policies disclosure in Item 7. Regarding our Critical Accounting estimates, we plan to include the policy for the Allowance for Doubtful Accounts in our future Form 10-K filings.

Below please find our proposed disclosure for critical accounting estimates to be included in future filings on Form 10-K:

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the revenues and expenses reported during the period. Following are accounting policies that we believe are most important to the portrayal of our financial condition and results of operations and that require our most difficult judgments as a result of the need to make estimates and assumptions about the effects of matters that are inherently uncertain. These critical accounting estimates have been discussed with our Audit Committee.

Valuation of long-lived assets. Goodwill and other intangible assets are tested for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” and all other long-lived assets are tested for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Long-lived assets, including goodwill and intangible assets, were $276.9 million and $226.8 million as of December 31, 2006 and 2007, respectively. The annual impairment analysis is considered critical because of the significance of long-lived assets to our consolidated balance sheet. See notes to the consolidated financial statements included in Item 8.

All other long-lived assets (intangible assets that are amortized, such as image library, and property, plant and equipment) are tested for impairment at the asset level associated with the lowest level of cash flows. An impairment exists if the carrying value of the asset is i) not recoverable (the carrying value of the asset is greater than the sum of undiscounted cash flows) and ii) is greater than its fair value.

The significant estimates and assumptions used by management in assessing the recoverability of long-lived assets are estimated future cash flows, weighted average cost of capital, currently enacted tax laws, as well as other factors. Any changes in these estimates or assumptions could result in an impairment charge. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management’s subjective judgment. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluations of long-lived assets can vary within a range of outcomes.

In addition to the testing above, which is done on an annual basis, management uses certain indicators to evaluate whether the carrying value of its long-lived assets may not be recoverable, such as i) current-period operating or cash flow declines combined with a history of operating or cash flow declines or a projection/forecast that demonstrates continuing declines in the cash flow of an entity or inability of an entity to improve its operations to forecasted levels and ii) a significant adverse change in the business climate, whether structural or technological, that could affect the value of an entity.

Management has applied what it believes to be the most appropriate valuation methodology for each of its reporting units.

Image library. The estimated useful lives of our image library are determined based on the expected average life of those that are currently generating revenue. This judgment is based on historical sales and is difficult to measure because there are a number of factors including style, subject matter and technology which can affect the useful life of a specific image or set of images. Periodically, we perform analyses of the library which have shown that the average life of contemporary images is approximately seven years and that the average life of archival images is approximately fifteen years. The net book value of our Image library was $41.0 million and $41.1 million in December 31, 2006 and 2007, respectively. Historically, the difference between our estimates and actual results has not been material. Historical revenue may not be indicative of future revenue, and therefore, these estimated useful lives are inherently uncertain and require management’s most difficult judgments.

Stock-based compensation . Effective January 1, 2006, we adopted SFAS No. 123 (Revised), “Share-Based Payment” (“SFAS No. 123R”). Among its provisions, SFAS No. 123R requires us to recognize compensation expense for equity awards over the vesting period based on the award’s grant-date fair value. The intrinsic value of options exercised during the years ended December 31, 2006 and 2007 was $7.9 million and $1.1 million, respectively.

Historically, we offered stock option awards as our primary form of long-term incentive compensation. These stock option awards generally vest over three years and have a 5 or 10 year term. We use the Black-Scholes option valuation model to value stock option awards. The fair value of stock option awards is based on the fair value of Jupitermedia stock on the date of grant.

The Black-Scholes valuation model for our stock option awards estimates the potential value the employee will receive based on current interest rates, expected time at which the employee will exercise the award and the expected volatility of our stock price. These assumptions are based on historical experience and future expectations of employee behavior and stock price.

Another significant assumption utilized in calculating our share-based compensation is the amount of awards that we expect to forfeit. Compensation expense is recognized only for share-based payments expected to vest and we estimate forfeitures, both at the date of grant as well as throughout the vesting period, based on our historical experience and future expectations.

Changes in our assumptions utilized to value our stock options and forfeiture rates could materially affect the amount of share-based compensation expense recognized in the consolidated statement of operations.

Income taxes. We are subject to income taxes in the U.S. and in numerous foreign jurisdictions. Significant judgments, estimates and assumptions are required in determining our tax return reporting positions and in calculating our provisions for income taxes, as they are based on our interpretation of tax regulations and accounting pronouncements. The tax bases of our assets and liabilities reflect our best estimate of the tax benefits and costs we expect to realize. We establish valuation allowances to reduce our deferred income tax assets to an amount that will more likely than not be realized. Our net deferred income tax assets were $6.7 million and $14.5 million for December 31, 2006 and 2007, respectively. A significant portion of deferred income tax assets consists of net operating loss carryforwards (“NOLs”). We have NOLs totaling $25.4 million at December 31, 2007, which are available to reduce future taxes in the United States, Australia, Canada, Japan, Germany and the United Kingdom. Of these NOLs, $19.3 million expire at various times between 2008 and 2026 and $6.2 million have indefinite lives.

Significant management judgment is required in determining our income tax provision and in evaluating our tax position. We evaluate our uncertain tax positions using a two-step approach in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”. Recognition, the first step, occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement, the second step, determines the amount of benefit that more-likely-than-not will be realized upon settlement. Reversal of a tax position that was previously recognized would occur when an enterprise subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. Our net income tax provision was $5.7 million on December 31, 2006 and a net benefit of $5.3 million on December 31, 2007. A change in our uncertain tax positions could have a significant impact on our results of operations. Historically, the difference between our estimates and actual results has not been material.

Allowance for doubtful accounts

We estimate our allowance for doubtful accounts based on historical losses as a percentage of revenue, existing economic conditions, and specific account analysis of at-risk customers. Historical losses and existing economic conditions may not necessarily be indicative of future losses, and the impact of economic conditions on each of our customers is difficult to estimate. Should future uncollectible amounts not reflect our current estimates, we would be required to change our allowance for doubtful accounts through an entry to bad debt expense included in general and administrative expense in our consolidated statement of operations. Our allowances for doubtful accounts at December 31, 2007 and 2006 were $2.1 million and $2.0 million, respectively. Historically, the difference between our estimates and actual results has not been material.

Quantitative and Qualitative Disclosure about Market Risks, page 38

13.	Please provide the disclosure required by Item 305 of Regulation S-K.

RESPONSE:

In our future Form 10-K filings, the Company will provide a tabular presentation summary within Item 7A, Quantitative and Qualitative Disclosure About Market Risks (“Item 7A”), for (x) the Credit Agreement, (y) the interest rate swap entered into in connection with the Credit Agreement and (z) the Company’s foreign currency exchange rate risks, as discussed below in greater detail in our response to Comment 14.

14.	Under the heading “Geographical Financial Information” on page 5, you disclose that you derived 24% of your revenue for the year ended December 31, 2007 outside of the United States. To the extent material to investors, please include disclosure about your exposure to foreign currency exchange risks. See Item 305 of Regulation S-K.

RESPONSE:

We have no foreign currency swaps or currency hedging instruments. As noted above in our response to Comment 13, in our future Form 10-K filings, the Company will provide a tabular presentation summary within Item 7A to provide insight into the Company’s foreign currency exchange rate risks. This table will include the currencies in which we presently transact business, period ending exchange rates covering the periods presented and an indication of annual percentage change.

Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition

Online Images, page 45

15.	You disclose that revenue is recognized when delivery has occurred which is upon shipment with respect to CD-ROMs and transparencies. Please tell us what percent of your deliveries in this area are delivered through CD-ROMs and transparencies as opposed to downloading availability by the customer. Please tell us and revise your disclosure to indicate the shipping terms, when title transfers and who bears the loss when CD-ROMs and transparencies are lost or damaged in shipment. Refer to SAB Topic 13:A—Delivery and Performance.

RESPONSE:

Approximately 6% of our Online images revenue for the year ended December 31, 2007 is generated through physical delivery on CD-ROMs and transparencies. Risk of loss transfers to the customer and revenue from these products is recognized when the product is delivered to the customer. We estimate that there are approximately three days in transit for shipments. Our shipping methods are via ground transportation (with a three to five day delivery) and next day air delivery. Therefore, sales of CD-ROMs that take place during the last three days of a quarter are not recognized until the next quarter. Transparencies represent 0.3% of our Online images revenue. Risk of loss for transparencies passes on delivery, however, revenue is not recognized until the customer confirms usage of volume of production.

In our future Form 10-K filings, we will revise our disclosures to indicate that title transfers upon delivery and that we bear the loss when CD-ROMs are lost or damaged in transit. The revised disclosure will further clarify that a product is considered delivered when it arrives at the customer’s site via standard delivery methods of ground transportation or next day air delivery.

Note 7. Segment Information, page 56

16.	Please expand to provide the disclosure required by paragraph 26 of SFAS 131 including the factors used to identify your reportable segments and whether operating segments have been aggregated.

RESPONSE:

After reviewing paragraph 26 in SFAS 131, which requires disclosure of the factors used to determine our reportable segments, we will include the following disclosure in our footnote on Segment Information in our future Form 10-K filings:

Jupitermedia’s management has established a financial-based operational structure around two main entities: Online images and Online media. Our executive team makes regular performance assessments, operational trade-offs, expenditure/investment choices and resource allocation determinations in light of these entities. Pursuant to paragraph 10 of SFAS 131, we define our operating segments based on our ability to segregate discrete financial information, which is supported by the fact that each of these segments regularly engage in business activity that either earns revenue or incurs expense or both and, also, for which our organizational structure supports regular executive management review. For purposes of the evaluation of SFAS 131, we view our chief operating decision maker as our President and Chief Operating Officer. Our President and Chief Operating Officer regularly reviews the operating results of our legal entities to determine the allocation of resources and to assess performance.

In determining that Jupitermedia has two reporting segments, we have aggregated our legal entities that make up our Image business into one reporting segment – Online images, and our legal entities that make up our media business into one reporting segment – Online media. Jupitermedia’s segments were determined recognizing that the operations of each segment have similar economic characteristics and are similar with regard to the nature of the production processes, the type or class of customer and the methods used to distribute products or provide services (SFAS 131 paragraph 17) and the recognition that reported revenue, assets and absolute profit (or loss) meet the criteria for inclusion under the 10% test (SFAS 131 paragraph 18). We have also determined and continue to report “Other” as defined in SFAS 131 (paragraph 21) in the interest of providing a complete reconciled view of our revenues and expenses. “Other” includes corporate overhead, depreciation and amortization.

Note 8. Acquisitions, page 58

17.	You disclose that one of the principal reasons for your interest in Mediabistro.com Inc. was its online job postings and in-person training courses. We note from your allocation of the purchase price of $20 million you recorded a significant amount of goodwill. Please tell us what consideration you gave to any intangible assets relating to online job postings and in-person training courses. Refer to paragraph A14 of SFAS 141.

RESPONSE:

As of the filing of our 2007 Form 10-K, we had identified approximately $6.6 million of intangible assets which are categorized as follows:

Asset Value
Domain names	$1,300,000
Customer relationships	4,090,000
Web site development costs	350,000
Covenant not to compete	300,000
Content development cost	570,000

$6,610,000

Consistent with paragraph A14 of SFAS 141, the value associated with the online job postings business was determined to be primarily derived from the customer relationships that have been established between Mediabistro and the Media community in general and so, within the $4,090,000 of Customer relationships we have valued the online job postings customer relationships at $3,800,000 reflecting over half of the overall intangible value for the acquisition.

Similarly, for the in-person training courses, we reviewed both the customer relationships and the course content that had been produced. However, the newness of this business and the amount of detailed customer information available prevented us from valuing the customer relationships and so no value was assigned. Regarding course content, we were able to establish a useful life for the existing content and so we assigned a value of $450,000 to the existing course content.

Signatures, page 84

18.	Please name the principal accounting officer or controller, including such information parenthetically under the title of such individual. If Mr. O’Neill serves as both your principal financial officer and your principal accounting officer, please so indicate. Please also update the corresponding disclosure regarding your code of ethics for such individual in Item 10 of Form 10-K. See Item 406(a) of Regulation S-K. In future filings, signatures should be dated the date of the filing.

RESPONSE:

The Company’s future filings will indicate, in a parenthetical, that Mr. O’Neill is also the Company’s principal financial officer and principal accounting officer and the signature pages will be dated the date of the filing. The Company will also update the corresponding disclosure regarding its code of ethics for such individual in Item 10 of Form 10-K beginning with the Form 10-K filed for the year ended December 31, 2008.

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibits 31.1 and 31.2

19.

We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications (1) include a reference in number 3 of the certification to this “annual report,” and (2) do not track the text of

Item 601(b)(31) of Regulation S-K in number 4(d). Also, in future filings, please date the certification the date of the filing. We note similar alterations to the certifications filed with the March 31, 2008 Form 10-Q.

RESPONSE:

In the Company’s future filings, its Section 302 certifications will be revised to use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Executive Officers, page 12

20.	We note that you list only three named executive officers. Please consider whether any of the “Other Jupitermedia Management Employees” listed on your Web site are executive officers of the company. Please see Instruction 2 to Item 402(a)(3) and the definition of “executive officer” set forth in Rule 3b-7. If you have any additional named executive officers, please provide the required compensation disclosure with respect to those individuals.

RESPONSE:

We interpret Rule 3b-7 to define “executive officer” as any person who has day-to-day operational control of a principal business unit, division, or function, or who performs a policy-making function. Within our management structure, no officer or employee other than those listed as named executive officers has any such operational control or performs a policy-making function. For example, no other employee has the authority to enter into significant contracts, make significant staffing decisions, or change strategic directions without the approval of a named executive officer. Consequently, after careful review of the various management-level employees in our organization, and taking into account their current operational responsibilities and policy-making authority, we have concluded that the three individuals listed constitute our only “executive officers” for purposes of the Rule.

Executive Compensation, page 12

21.	Please provide clear disclosure that addresses how decisions regarding particular components of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. You provide some disclosure addressing each individual compensation component but, as a general matter, your disclosure lacks quantitative or qualitative discussion of the analyses that underlie the Compensation Committee’s decisions to make specific awards and how decisions regarding one type of award motivate the Committee to award other forms of compensation. Please revise the Compensation Discussion and Analysis to explain and place in context the relationship between incentive compensation and other forms of pay and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. Please also discuss how potential payments upon termination or change in control fit into your overall compensation objectives and affect the Committee’s decisions made regarding other compensation elements. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

RESPONSE:

Please see the revision of the Compensation Discussion and Analysis in Appendix A of this letter.

22.	You state that the Compensation Committee “has historically utilized information compiled by the Company specific to the media and images industries as a resource for determining competitive compensation for the Company’s NEOs, which includes data on salaries, bonuses and long-term equity incentives for companies of varying size and market capitalization within the media and images industries.” Please specify how each element of compensation relates to the data you analyzed from the peer companies and include a specific discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. Please refer to Item 402(b)(xiv) of Regulation S-K. Please identify each of the companies against which you benchmarked compensation.

RESPONSE:

Please see the revision of the Compensation Discussion and Analysis in Appendix A of this letter.

23.	The disclosure regarding the “Stock Incentive Plan” compensation component indicates that “stock options are generally granted … from time to time in respect of … performance.” Please disclose the criteria the Compensation Committee used to determine the amount of the awards in connection with performance.

RESPONSE:

Please see the revision of the Compensation Discussion and Analysis in Appendix A of this letter.

24.	In describing the addition of the “Cash Bonus” compensation component, the disclosure states that “with the maturation of the company and its increase in size, the Compensation Committee felt that it was appropriate to reduce the number of stock options being issued to executives and to introduce the Cash Incentive Plan.” Please explain why the number of options granted to Messrs. Meckler and Cardell in 2007 (350,000 and 270,000, respectively) was greater than the number granted in 2006 (320,000 and 150,000, respectively).

RESPONSE:

Please see the revision of the Compensation Discussion and Analysis in Appendix A of this letter.

25.	With respect to the “Cash Bonus” component, please discuss how the Compensation Committee established the revenue and EBITDA targets. Please also discuss how the Committee established the corresponding cash bonus amounts (target and maximum).

RESPONSE:

Please see the revision of the Compensation Discussion and Analysis in Appendix A of this letter.

26.	We note your use of EBITDA as a performance measure. Please disclose how EBITDA is calculated from your audited financial statements. Please refer to Instruction 5 to Item 402(b) of Regulation S-K.

RESPONSE:

Please see the revision of the Compensation Discussion and Analysis in Appendix A of this letter.

27.	Please disclose in the footnotes to the Summary Compensation Table how the Compensation Committee determined the amount of cash bonus attributable to satisfaction of the management objectives awarded to Messrs. Meckler and Cardell in 2007.

RESPONSE:

Please see the revision of the Compensation Discussion and Analysis in Appendix A of this letter.

28.	Under the heading “Director Compensation” you disclose the number of options each director is entitled to receive annually and it appears that each director received twice this number of options in 2007 (in two separate grants). Please clarify if the December 2007 grant relates to the year 2008 or explain why the directors received these additional options.

RESPONSE:

The Compensation Committee accelerated the grant date of the 2008 option grants from the Company’s annual meeting date in June 2008 to the December 2007 meeting of the Board of Directors. As such, although it appears that directors received twice the number of options to which they are entitled to receive on an annual basis, the number of options granted in 2007 represents two individual grants (one in respect of 2007 and another in respect of 2008). A more fulsome description of this decision within the context of the Compensation Committee’s overall compensation determinations for the named executive officers in 2007 is set forth in the revision to the Compensation Discussion and Analysis in Appendix A of this letter in response to Comment 24.

29.	Under the heading “Compensation Committee Interlocks and Insider Participation” the company does not disclose any 404 relationship as required by S-K 407(e)(4)(i)(C) but there is 404 disclosure that states that “certain directors and officers … serve as directors and officers of I-Venture Management LLC.” Please confirm that no members of the Compensation Committee served as directors or officers of this entity.

RESPONSE:

We confirm that no members of the Compensation Committee served as directors or officers of I-Venture Management LLC.

Please direct any further questions or comments to the undersigned at Jupitermedia Corporation, 23 Old Kings Highway South, Darien, Connecticut 06820, by phone at (203) 662-2800 or by fax at (203) 286-1057.

Sincerely,

/s/ Donald J. O’Neill
Donald J. O’Neill
Title: Vice President and Chief Financial Officer

cc:	Alan M. Meckler, Chairman and Chief Executive Officer, Jupitermedia Corporation

Ellie Bavaria, Special Counsel, U.S. Securities and Exchange Commission

Catherine T. Brown, Staff Attorney, U.S. Securities and Exchange Commission

Jeffrey R. Poss, Esq., Willkie Farr & Gallagher LLP

Grant Thornton LLP

APPENDIX A

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Philosophy and Program Objectives

In order to recruit and retain the most qualified and competent individuals to the Company’s management team, the Company strives to maintain a compensation program that is competitive in the current labor market. The purposes of the Company’s compensation program are to attract and retain highly qualified employees and to reward performance. The following compensation objectives are considered in determining the compensation of the Chairman and Chief Executive Officer Alan M. Meckler, the President and Chief Operating Officer Christopher S. Cardell, and the Vice President and Chief Financial Officer Donald J. O’Neill (referred to collectively herein as, the “NEOs”):

•	designing competitive total compensation and reward programs to enhance the Company’s ability to attract and also to retain knowledgeable and experienced executives;

•	setting compensation and incentive levels that reflect competitive market practices and that are geared both towards the current and long-term performance of the Company; and

•

ensuring that a significant portion of the total compensation package is determined by increases in stockholder value, in order to align the executives’ interests with those of the Company’s stockholders.

Oversight of Executive Compensation Program

Relating to NEO compensation, the responsibilities of the Compensation Committee include the following (subject, where applicable, to ratification by the Board of Directors):

•	developing and promoting an effective compensation philosophy;

•	reviewing and establishing annual and long-term performance goals and objectives for the Company’s NEOs;

•	evaluating the performance of the Company’s NEOs in light of approved performance goals and objectives;

•

determining the compensation of the NEOs based on their performance evaluations, consisting of components of compensation such as annual salary, bonuses (both performance-based and otherwise), long-term incentive compensation, and perquisites, and any other matters relating to the compensation of the NEOs that the Compensation Committee considers appropriate, such as considerations regarding employment, severance, change of control, or other compensation agreements or arrangements to be entered into or otherwise established between the Company and the NEOs; and

•	administering all equity-based compensation plans and arrangements with an aim toward furthering the Company’s long-term goals.

Comparative Compensation Data

The Compensation Committee has historically utilized information compiled by the Company specific to the media and images industries as a resource for determining competitive compensation for the Company’s NEOs, which includes information on salaries, bonuses, and long-term equity incentives of companies of varying size and market capitalization within the media and images industries. The Compensation Committee uses the benchmark information as a general framework and attempts to ensure that the total compensation for the Company’s NEOs is consistent with the range of total compensation being paid to executives at similarly sized companies in similar industries. During 2007, the compensation information compiled by the Company and provided to the Compensation Committee included information on the following companies (the “Peer Group”): Overstock, Getty Images, Inc., CNET Networks Inc., Infospace, 24/7 Real Media, Inc., Shutterfly, Dice, TechTarget, SourceForge, Inc., and Edgar Online, Inc. It is important to note that the competitive compensation information is just one relevant consideration in the compensation assessment and decision process. As described in more detail in this compensation discussion and analysis, in addition to relevant market compensation information and each executive officer’s total compensation, the Compensation Committee also considers the following factors in reviewing and determining compensation levels for our NEOs:

•	Overall company performance measured in terms of financial performance, stockholder value creation, and execution of the Company’s management objectives.

•	Individual performance; in particular, each individual executive’s contribution to successful implementation of our short-term performance goals and long-term strategic direction.

•	The relative mix between compensation elements as it relates to both fixed and variable, and cash and non-cash, compensation.

The Compensation Committee periodically meets with the CEO to discuss the information supplied and to discuss proposed compensation changes for the NEOs other than himself along with its initial conclusions as to compensation for the subsequent year.

Compensation Elements

Although the Compensation Committee does not target a specific ratio between salary, cash incentive compensation, and equity awards, the Compensation Committee believes that the current mix of cash and equity-based compensation provided to the NEOs, by emphasizing incentive compensation that is at risk and tied to the Company’s short- and long-term financial performance, furthers the Company’s compensation philosophy and objectives stated above. In 2007, as part of its consideration of compensation mix, the Compensation Committee determined that while the equity component of compensation remained important to the mix of compensation, a shift from equity to short-term cash incentive was appropriate in order to focus our NEOs on achievement of short-term financial targets other than simply an increase in stock price, as well as qualitative management objectives that will improve the Company’s long-term performance. In making this decision to shift in part from equity to short-term cash incentive compensation, the Compensation Committee determined that the current ratio of equity compensation to short-term cash incentive compensation was higher on average than at members of the Peer Group.

The key components of the NEO compensation are salary, stock option awards, and short-term cash incentive bonus awards. A discussion of the various components of the NEO compensation for fiscal 2007 follows.

Salary

Competitive base salaries are an important factor in a company’s ability to attract and retain the NEOs. The Compensation Committee reviews salary related information to ensure that the salary program is competitive, and base salaries for the NEOs are determined each year by the Compensation Committee based on a variety of factors in addition to salary related data regarding similar positions requiring similar qualifications within the industry, such as the executive’s experience, job responsibilities and the performance of such executive’s duties and responsibilities during the relevant year. In 2007, base salaries were increased for each NEO, based primarily upon the Compensation Committee’s assessment of the executive’s performance of regular duties and responsibilities. The Compensation Committee also considered the average raise granted to all other Company employees along with inflation in determining the salary increases of the NEOs during 2007. These salary increases, when combined with the issuance of stock options and cash incentive compensation, provide total compensation that is consistent with the range of total compensation being paid to executives at the Company’s Peer Group members.

Stock Incentive Plan

The Company’s 1999 Stock Incentive Plan is intended to provide executives with long-term rewards that appreciate in value with the favorable future performance of the Company. Stock options are generally granted when an executive joins the Company and from time to time as part of the periodic grants to certain employees, including the NEOs, based on individual performance.

During 2007, all NEO stock option grants were made as part of the periodic grants. In addition to the June 2007 periodic grant, in an effort to retain certain employees, including the NEOs, the Compensation Committee accelerated the grant date of the 2008 periodic grant from the Company’s annual meeting date in June 2008 to the December 2007 meeting of the Board of Directors. As such, although a larger number of options were granted to the employees, including the NEOs during calendar year 2007 compared to 2006, the number of options granted in 2007 represents two individual grants (one in respect of 2007 and another in respect of 2008). When viewed from this perspective, each NEO received a smaller grant size in respect of 2007 compared to prior years. The smaller annual grant size was determined appropriate by the Compensation Committee in connection with its desire to change the compensation mix from equity to short-term cash incentive compensation, as discussed above. Stock option grants to NEOs in 2007 were based on the achievement of overall performance, historical grant practices, and the Compensation Committee’s assessment of the applicable NEO’s performance of regular duties and responsibilities during the calendar year, which is disclosed more fully in the footnotes to the Summary Compensation Table below.

In addition, prior to 2007, the Company issued options with a life of ten years except for stock options granted to the CEO. As a result of Mr. Meckler’s status as an affiliate of the Company, stock options granted to him expire five years following the date of grant to ensure that the options retain their tax-qualified status. Beginning in 2007, the Compensation Committee determined that all future stock option grants should have a five-year term since this would result in less stock-based compensation expense for the Company based on applicable accounting principles. Stock option grants vest equally on each of the first three anniversaries of their respective grant dates.

The Compensation Committee believes that the stock option awards and the period over which they vest provide a method of retention and motivation for the executives of the Company and also encourage the executives to manage the Company in an effective manner with a goal of achieving long-term stock price appreciation.

Cash Incentive Bonus Plan

In 2007, the Company established a cash incentive bonus plan for certain NEOs that is dependent on the Company’s annual financial performance and the individual performance of these NEOs measured against specific performance objectives (the “Cash Incentive Bonus Plan”). The Cash Incentive Bonus Plan was established in connection with the Compensation Committee’s review of the overall executive compensation and the mix between compensation elements. As noted above, the Cash Incentive Bonus Plan was established based on the Compensation Committee’s intention to focus NEOs to a larger extent on financial and management objectives. The Cash Incentive Bonus Plan seeks to further the Company’s stated goal of increasing stockholder value by rewarding NEO achievement of short-term financial targets and qualitative management objectives that the Compensation Committee believes will result in long-term stock price appreciation and help achieve the Company’s stated goals of retention by providing competitive compensation by means of a short-term incentive.

The three equally weighted performance objectives selected by the Compensation Committee under the Cash Incentive Bonus Plan are revenue, EBITDA and certain individual management objectives, each as set by the Compensation Committee at the beginning of the year. The Compensation Committee elected to use revenue and EBITDA as targets because they are two key metrics that could impact the Company’s stock price. In addition to these key financial metrics, the Compensation Committee elected to include an individual component in order to ensure that plan participants are appropriately rewarded for the achievement of management objectives that may not have an immediate or readily measurable effect on objective performance metrics, which is disclosed more fully in the footnotes to the Summary Compensation Table below.

The performance targets and target bonus opportunities for Messrs. Meckler and Cardell with respect to 2007 are set forth in the table below. The 2007 revenue and EBITDA goals were determined based on the Company’s 2007 budget, such that upon achievement of the target goals, the target bonus opportunities, when combined with salary and stock options, would provide total compensation that is consistent with the range of total compensation being paid to executives at the Company’s Peer Group members, and that achievement at or above maximum goals would provide a substantial supplemental reward without materially exceeding Peer Group compensation. To the extent the achievement of any goal falls between threshold and target or target and maximum, the bonus earned with respect to that goal is calculated by means of linear interpolation.

NEO		2007 Revenue(1) Target – $147,400,000			2007 EBITDA(2) Target – $33,800,000			2007 Management Objectives
		Threshold	Target	Maximum	Threshold	Target	Maximum	Maximum Bonus– $80,000
Alan M. Meckler	% of Goal	90%	100%	115%	90%	100%	115%	• Achievement of management staffing, succession, and other management objectives determined at the discretion of the Committee.
	Bonus	$0	$32,000	$80,000	$0	$32,000	$80,000

		Threshold	Target	Maximum	Threshold	Target	Maximum	Maximum Bonus –$79,000
Christopher S. Cardell	% of Goal	90%	100%	115%	90%	100%	115%	• Conversion of financial reporting systems and other management objectives determined at the discretion of the Committee.
	Bonus	$0	$31,000	$79,000	$0	$31,000	$79,000

(1)	For purposes of the Revenue target, revenue is as defined by the Accounting Principles Generally Accepted in the United States and is equal to the recognized revenue as stated in our audited financial statements.
(2)	EBITDA — Earnings before interest, taxes, depreciation, and amortization is calculated by taking current period revenues less cost of revenues, advertising, promotion and selling and general and administrative expenses, excluding non-cash stock-based compensation expense.

The specific description of how payments made under the Cash Incentive Bonus Plan were determined during fiscal year 2007 is shown in the footnotes to the Summary Compensation Table below.

In March 2008, Messrs. Meckler and Cardell were each granted the opportunity to earn a cash bonus under the Cash Incentive Bonus Plan for the 2008 calendar year. The Compensation Committee determined that the same financial performance objectives used for 2007 bonuses would be used again for 2008. The 2008 revenue and EBITDA goals were determined based on the Company’s 2008 budget. The management objectives were established by the Compensation Committee based on operational and strategic needs. See table below for a description of the 2008 management objectives. The performance targets and target bonus opportunities for Messrs. Meckler and Cardell with respect to 2008 are set forth in the table below.

NEO		2008 Revenue Target – $150,000,000			2008 EBITDA Target – $31,900,000			2008 Management Objectives
		Threshold	Target	Maximum	Threshold	Target	Maximum	Maximum Bonus – $86,000
Alan M. Meckler	% of Goal	90%	100%	115%	90%	100%	115%	• Improvement of operational efficiencies of both divisions • Elimination of significant internal control deficiencies
	Bonus	$0	$34,000	$86,000	$0	$34,000	$86,000

		Threshold	Target	Maximum	Threshold	Target	Maximum	Maximum Bonus – $83,000
Christopher S. Cardell	% of Goal	90%	100%	115%	90%	100%	115%	• Improvement of operational efficiencies of both divisions • Elimination of significant internal control deficiencies
	Bonus	$0	$33,000	$83,000	$0	$33,000	$83,000

Perquisites and Other Personal Benefits

Mr. Meckler and Mr. Cardell are provided use of Company automobiles and receive reimbursement for expenses related to those automobiles. This is a legacy benefit that was granted at the time of the Company’s inception, and during its continuing review of total compensation, the Compensation Committee has determined that continuing to provide this benefit is reasonable and consistent with its overall goals of retaining highly qualified employees for key positions. During 2005, the Board of Directors granted lifetime post-employment medical benefits and prescription drug coverage to the CEO and his spouse. This benefit is not subject to forfeiture in any event. The Compensation Committee felt this benefit was appropriate given the CEO’s exemplary service to the Company. These perquisites and other personal benefits were considered by the Compensation Committee such that, when combined with base salary, the issuance of stock options and cash incentive compensation, total compensation is consistent with the range of total compensation being paid to executives at the Company’s Peer Group. The specific perquisites provided to each NEO during fiscal year 2007 are shown in the footnotes to the Summary Compensation Table below.

Severance

The Company is a party to an employment agreement with Christopher S. Cardell that provides twelve months of continued base salary and benefits to be paid upon termination for any reason. This is a legacy benefit that was granted at the time of the Company’s inception. The Compensation Committee does not consider this as part of their overall compensation decision process largely because this legacy agreement pre-dates the Committee’s existence and this benefit is not material to the retention of Mr. Cardell.

Tax Implications

Section 162(m) of the Internal Revenue Code of 1986, as amended, places a limit of $1,000,000 on the amount of compensation that the Company may deduct in any one year with respect to each of the NEOs. Certain performance-based compensation is not subject to this deduction limit. Options granted under the Company’s 1999 Stock Incentive Plan qualify as performance-based compensation exempt from the deduction limitation of Section 162(m). While tax deductions are an important consideration in determining compensation levels, because the non-exempt annual compensation paid to each of the NEOs does not exceed the $1,000,000 limit, the Company has not adopted a formal policy requiring that all compensation must be deductible.

Summary Compensation Table

The following table sets forth all compensation paid to, or accrued by the Company for, the NEOs in respect of fiscal years 2007 and 2006. Alan M. Meckler, Christopher S. Cardell, and Donald J. O’Neill were the only NEOs of the Company during fiscal year 2007.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)		Total ($)
Alan M. Meckler Chairman and Chief Executive Officer	2007	339,577	1,047,019	60,000	84,534	(2)	1,531,130
	2006	315,000	1,182,737	—	79,412		1,577,149
Christopher S. Cardell President and Chief Operating Officer(4)	2007	334,077	705,646	55,000	17,484	(3)	1,112,207
	2006	315,000	807,415	—	14,561		1,136,976
Donald J. O’Neill Vice President and Chief Financial Officer	2007	181,923	40,148	—	4,548	(3)	226,619

(1)

Represents the dollar amount recognized by the Company for financial statement reporting purposes for the year ended December 31, 2007, in respect of outstanding options held by the NEO, in accordance with Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment”. A discussion of the relevant assumptions used in the valuation is contained in footnote 15 to the Company’s audited financial statements for the fiscal year ended December 31, 2007 included in Part II, Item 8 of the Company’s Annual Report on Form 10-K filed with the SEC on April 4, 2008.

(2)

The expense recorded by the Company during 2007 for post-employment medical benefits and prescription drug coverage was approximately $69,000. The value attributable to the use of a Company-provided automobile, and reimbursement of related expenses during 2007 was $15,643.

(3)

The NEOs are also eligible participate in the Company’s 401(k) Plan, under which the Company may make discretionary matching contributions equal to an amount that is the lesser of 50% of the employee contribution and 2.5% of eligible wages. The amount disclosed in this column includes the Company’s 2007 expense for the 401(k) matching contributions for Christopher S. Cardell and Donald J. O’Neill. This column also includes the value attributable to the use of a Company-provided automobile, and reimbursement of related expenses during 2007 for Christopher S. Cardell, which totaled $11,859.

(4)	Mr. Cardell served as the Company’s Chief Financial Officer as well during the period prior to the date Mr. O’Neill’s employment as Chief Financial Officer commenced in May 2007.
(5)

Amounts were based on achieving 92% of revenue target, which resulted in an award of $6,400 and $6,300 for Mr. Meckler and Mr. Cardell, respectively, and discretion of the Compensation Committee, which awarded the remaining amounts based on the achievement of certain of the 2007 management objectives. With respect to Mr. Meckler and Mr. Cardell, such 2007 management objectives included the achievement of management staffing, conversion of financial reporting systems, evaluation of strategic alternatives for the Company, identification and consummation of acquisitions, refinancing of the Company’s debt, initiation of new product offering, and improvement of operational efficiencies, among other objectives.